[redacted]

15049208

SEC
Mail Processing
Section

MAR 04 2015

Washington DC
403

MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 250
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KARAPPA (804) 363-9684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

901 E. Byrd St. (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, JOHN KARAFFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PARA DARNELL SMITH
NOTARY PUBLIC
REGISTRATION # 7525140
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
AUGUST 31, 2016

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tag Securities, Inc.

Report on Financial Statements

For the Year Ended December 31, 2014
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Tag Securities, Inc.
Contents

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

The Members
TAG Securities, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of TAG Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAG Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
March 2, 2015

Tag Securities, Inc.
Statement of Financial Condition
As of December 31, 2014

Assets

Cash	$ 11,323
Other receivables	372
Prepaid expenses	375
Total assets	12,070
Liabilities and Stockholder's Equity	
Liabilities	
Total liabilities	-
Stockholder's Equity	
Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding	100
Additional paid-in capital	890,328
Accumulated deficit	(878,358)
Total stockholder's equity	12,070
Total liabilities and stockholder's equity	$ 12,070

See accompanying notes to financial statements

Tag Securities, Inc.

Statement of Operations
For the year ended December 31, 2014

Revenue	
Securities commissions	$ 11,247
Total revenue	11,247
Expenses	
Insurance	606
Regulatory fees	9,549
Total expenses	10,155
Net income before income taxes	1,092
Income taxes	-
Net income	$ 1,092

See accompanying notes to financial statements

Tag Securities, Inc.

Statement of Stockholder's Equity
For the year ended December 31, 2014

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	100	$ 100	$ 890,328	$ (879,450)	$ 10,978
Net income	-	-	-	1,092	1,092
Balances at December 31, 2014	100	$ 100	$ 890,328	$ (878,358)	$ 12,070

See accompanying notes to financial statements

Cash flows from operating activities	
Net income	$ 1,092
Adjustments to reconcile net income to net cash generated by operating activities:	
Changes in assets and liabilities:	
Increase in commissions receivable	(277)
Decrease in prepaid expenses	475
Net cash generated by operating activities	1,290
Net increase in cash and cash equivalents	1,290
Cash and cash equivalents, beginning of year	10,033
Cash at end of year	$ 11,323
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies and Activities

Nature of business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a wholly owned subsidiary of Capital L Group, LLC, (the Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations consist primarily in retail brokerage of mutual funds with individuals located in Texas. During 2012, the Company began the process of winding down its retail brokerage operations.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

The former shareholders of the Company entered into a Stock Purchase Agreement (the "Agreement") during 2010; whereby, Capital L Group, LLC agreed to purchase all of the issued and outstanding shares of the Company. As part of the Agreement, the Company entered a sub-clearing agreement with a former stockholder's wholly owned subsidiary, Prospera Financial Services ("PFS"). The Company received regulatory approval and the Agreement was consummated during 2011. Subsequent to regulatory approval and the consummation of the Agreement, the Company moved its corporate offices from Dallas, TX to Charlotte, NC, elected a new Board of Directors and officers and terminated the producing registered representatives. During 2012, the Company ended its sub-clearing agreement with PFS. Since the Company no longer has any producing registered representatives, no new clearing agreements have been signed.

On November 17, 2014, Freelum, an unrelated third party, entered into a Stock Purchase Agreement pursuant to which Freelum will acquire all of the issued and outstanding shares of common stock of TAG. This transaction is awaiting FINRA approval.

Significant Accounting Policies and Activities:

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1. Nature of Business and Summary of Significant Accounting Policies and Activities, Continued

Security Transactions

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Income taxes:

The Company's Parent files a partnership income tax return and the Company files a separate corporation income tax return.

As of December 31, 2014, open federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2. Transactions with Clearing Broker/Dealer and Economic Dependency

As part of the Agreement, the Company entered into a secondary clearing agreement with PFS, a former shareholder's wholly owned subsidiary, and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extended the clearing broker/dealers clearing, execution and other services to the Company through PFS. The Company ended the relationship with PFS on June 30, 2012, and is no longer required to maintain a deposit of $10,000 with the clearing broker/dealer.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $11,695 and $5,000, respectively. The Company's net capital ratio was 0 to 1.

Note 4. Concentrations \ Economic Dependency \ Related Party Transactions

The Company and PFS were under common control and the existence of that control created operating results and financial position significantly different than if the companies were autonomous. PFS provided the Company with certain support and services that were not consummated on terms equivalent to arm's length transactions.

Included in commissions receivable at December 31, 2014, is $0 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $0 and $0 respectively during the year. (See Note 2.)

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement. (See Note 2.) The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6. Income Taxes

The Company incurred income for the year; however, there is no provision for current income taxes. The Company has a net operating loss carry forward of $47,032, which begins expiring in 2030. The net operating loss carry forward creates a deferred tax asset of approximately $16,500, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. The net operating loss carry forward is limited as to its future use due to the change in ownership in 2011. Management has analyzed the tax positions taken or expected to be taken in the Company's tax returns and concluded the Company has no liability related to uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740. (See Note 1.)

Note 7. Subsequent Events

The Company expects to undergo significant changes in its business, management, and operations during 2015. (See Note 1.) An estimate of the financial effect of these changes cannot be made.

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events, other than disclosed above, occurred requiring accrual or disclosure.

Note 8. Related Party Transactions

The audit fee expense for 2014 was approximately $7,000 and was paid on behalf of the Company by a related party. Due to a change in ownership and expected changes in operation during 2015, these fees are expected to be paid by the Company going forward.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

Tag Securities, Inc.

Schedule I

Supplementary Information Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 12,070
Deductions and/or changes	
Non-allowable assets:	
Commissions receivable	-
Other receivables	-
Prepaid expenses	375
Total deductions and/or charges	11,695
Net capital before haircuts on securities positions	11,695
Haircuts on securities:	
	-
Net capital	$ 11,695
Total aggregate indebtedness	$ -

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 6,695
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2014 (unaudited)	$	11,695
Decrease in haircuts on securities		-
Net capital	$	11,695

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Securities Investor Protection Corporation ("SIPC") Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

elliott davis decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

The Members
TAG Securities, Inc.
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which *(a)* TAG Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TAG Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* TAG Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal without exception. TAG Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
March 2, 2015

TAG Securities Inc.
Exemption Statement
As of December 31, 2014

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) TAG Securities, Inc. is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

TAG Securities Inc. met the exemption provisions throughout the most recent fiscal year without exception